Exhibit 99.1

RepliCel CEO Provides Updated Outlook

Partnership and Investment Fuel Plans for Upcoming Advancements

VANCOUVER, Oct. 15, 2018 /CNW/ - RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA:P6P2) ("RepliCel" or the "Company"), a company developing next-generation technologies in aesthetics and orthopedics, is pleased to provide an update to shareholders from its President and CEO, Mr. R. Lee Buckler.

Dear Shareholders,

Now that we have closed our deal with YOFOTO, I am very pleased to provide this updated outlook.

In January, I outlined our progress over the past 24 months and included our goals for 2018 which, I said, would be focused on "...leveraging partnerships to drive the Company towards maturation." Last week, we announced we had closed an investment with YOFOTO (China) Health Industry Co. Ltd ("YOFOTO"), which is now a significant shareholder and business partner.

This update is intended to provide shareholders with a sense of what this strategic transaction means for RepliCel and an update on our next steps.

Firstly, let's recap the recent news:

For the past eleven months, we have been working toward securing and closing this partnership in Greater China. The valuation at which the upfront investment was made clearly indicates that YOFOTO believes they will help us create considerably more value in the company over the coming months.

YOFOTO has committed to spending a minimum of $7M CDN on RepliCel's programs and related infrastructure over the next 5 years in Greater China. This includes them funding technology transfer, manufacturing, regulatory submissions and clinical trials in Greater China as well as the commercial launch of our dermal injector in Greater China. YOFOTO has told us it expects to spend much more than this minimum. YOFOTO has also committed to over $4.5M CDN in milestone payments, some of which are pre-commercial, and sales royalties.

In addition to funding clinical development and commercialization in Greater China as a licensee, YOFOTO is now a significant investor in RepliCel having invested just over $5M CDN at $0.95 per common share. RepliCel will use the proceeds from this investment to fund its programs in Europe and North America.  Additionally, YOFOTO has financing participation rights for two years to maintain their pro-rata ownership position which translates into a likely lead order in any private placement that may be needed in the future.

Near-term Commercial Opportunity

There are two near-term commercial opportunities for RepliCel programs. Firstly, with sufficiently positive data from the RCH-01 clinical study in Japan, Shiseido may be in a position to launch the product in Japan for the treatment of patients with androgenic alopecia. Secondly, YOFOTO is committed to launching the RCI-02 dermal injector in Hong Kong as soon as it is CE-marked. The CE mark also presents a significant new partnering opportunity to secure a commercial partnership for the launch of the device in Europe and other countries recognizing the CE mark approval.

Either or both of these potential commercial launches would transition RepliCel from being a pre-revenue development company to generating revenue as a commercial entity. This is a material transition in the minds of many retail and institutional investors and is expected to help offset our future development costs for other products.

Development Next Steps

RepliCel will focus resources and capacities on three priorities in the near-term:

  Finalizing the dermal injector to build the commercial-grade prototypes, test and validate its function, and submit an application for a CE mark to enable its commercial launch;
  Engaging in the technology transfer work needed from Europe and Canada to set YOFOTO up in China to prepare for clinical trials there as quickly as possible; and
  Preparing for next-stage clinical trials.

Partnership and Business Development Update

Many shareholders have been asking about the status of our relationship with Shiseido. This remains unchanged from the information provided in September 2016. This may or may not change if positive clinical data is announced in the coming weeks from the Japanese clinical study and/or if Shiseido announces an intention to commercially launch the product in Japan. We continue to press for a commercial solution with Shiseido that is mutually beneficial.

With the YOFOTO partnership now in place to begin executing our collaboration, I will be turning attention to other strategic corporate opportunities. I firmly believe we are not done on the deal-making front even in the near-term. We are in active and promising discussions with other potential partners which I look forward to providing more insights on in the coming months.

The next 18 months

RepliCel shareholders should expect to see an exciting stream of activity and updates coming out of China (funded by YOFOTO) in addition to RepliCel activity with particular focus on its device commercialization (funded by this recent transaction).

In January, I laid out an ambitious plan for what shareholders should watch for in 2018.  We are, without question, behind schedule on many of these items because of how long it took us to get to an executed agreement with YOFOTO and to close the associated financing transaction. Some of these milestones will clearly slip into 2019; others we will double our efforts on to catch up and deliver yet this year.

Near-term catalysts to watch for over the next 15-18 months include:

  Anticipated announcement of clinical results from the Shiseido-funded pattern baldness study in Japan
  Commercial-grade prototypes of the dermal injector built and available for clinical and functional testing
  Launch of clinical testing of the injector at select clinical sites for limited clinical applications
  CE-mark of the dermal injector to be followed by a new level of commercial partnership discussions
  Registration of the RCI-02 CE mark in Hong Kong for a commercial launch of the dermal injector by YOFOTO
  A decision from Shiseido on if and when it intends to launch of the RCH-01 in Japan
  Data from the gene marker identification study ongoing at University of British Columbia
  Receipt of grant funding to fund further product development
  Completion of YOFOTO's manufacturing facility in Ningbo, China
  Completion of technology transfer of the two licensed cell therapy programs to YOFOTO
  Guidance from Chinese regulators on approvals for clinical trials of RCS-01 (skin rejuvenation) and RCT-01 (tendon regeneration) in China
  A designation from Chinese regulators for the RCI-02 (dermal injector) in mainland China

As resources permit, we will continue planning with leading experts in North America, Europe, and Asia on:

  establishing a regulatory dialogue with the United States FDA;
  finalizing plans for phase 2 clinical trials; and
  additional manufacturing optimization projects as we plan for profitable commercialization.

In summary, we have leveraged our accomplishments in 2017 into a new partnership which brings tremendous value to RepliCel shareholders and puts us on a trajectory for great things to come in the coming year. We have a pipeline of activity and news which I believe will demonstrate significant momentum throughout the remainder of the year as we work to deliver on near-term milestones and catalysts including transitioning into a revenue-generating, commercial-stage Company with the launch of our first products.

I look forward to getting back on the road, as time permits, to meet with many of you. As always, I warmly welcome your emails, phone calls, or meeting requests.

Sincerely,

R. Lee Buckler
RepliCel President and CEO

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration.  These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. The Company's product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 is currently being co-developed with, and under exclusive license by, Shiseido for certain Asian countries. All product candidates are based on RepliCel's innovative technology, utilizing cell populations isolated from a patient's healthy hair follicles. RepliCel has also developed a proprietary injection device, RCI-02, optimized for the administration of its products and licensable for use with other dermatology applications. Please visit www.replicel.com for additional information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking statements and information that involve various risks and uncertainties regarding future events, including, but not limited to, statements regarding:

YOFOTO spending a minimum of $7M CDN on RepliCel's programs and related infrastructure over the next 5 years in Greater China; YOFOTO spending much more than this minimum of $7M CDN; YOFOTO paying $4.5M CDN in milestone payments and sales royalties; YOFOTO being a lead order in any future private placements; Shiseido may be in a position to launch the product in Japan for the treatment of patients with androgenic alopecia; YOFOTO launching the RCI-02 dermal injector in Hong Kong as soon as it is CE-marked; the Company identifying and closing on significant new partnering opportunities to secure a commercial partnership for the launch of the device in Europe and other countries recognizing the CE mark approval; RepliCel will transition from being a pre-revenue development company to generating revenue as a commercial entity; the Company will finalize the dermal injector and build commercial-grade prototypes, test and validate its function, and submit an application for a CE mark to enable its commercial launch; the Company resolving its issues with Shiseido in a mutually beneficial manner;  the Company identifying other potential partners and completing other strategic partnerships; the Company achieving any of the near-term catalysts set out in this news release in the next 15 to 18 months or at all; and the Company achieving significant momentum throughout the remainder of the year and completing the near-term milestones and catalysts set out in this news release, including transitioning into a revenue-generating, commercial-stage Company; the Company conducting development programs with lead experts in North America and Europe, phase 2 clinical trials in Europe and new clinical trials in Hong Kong and mainland China; completion of commercial-grade prototypes for the RCI-02 dermal injector; the filing of a CE-mark application for our dermal injector seeking the regulatory marketing approval needed to commercially launch the device in Europe and Hong Kong; obtaining clinical data from the clinical research being funded by Shiseido in Japan and data from the research program at UBC identifying different genetic marker expression profiles of various cell populations in the hair follicle; the launch of tendon repair (RCT-01) and skin rejuvenation (RCS-01) clinical trial activity in Hong Kong and/or Mainland China funded by YOFOTO; the launch of planned product development projects with various partners; the execution of other commercial partnerships; that YOFOTO will fund the Company's programs in Greater China resulting in the generation of clinical data and commercialized products; the Company receiving further non-dilutive milestone and royalty payments as part of the YOFOTO transaction; that YOFOTO will become a commercial partner for the injector device; and the near-term commercial launch of RCH-01 in Japan.

These statements are only predictions and involve known and unknown risks which may cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward-looking statements, including: risks related YOFOTO spending the $7M CDN on RepliCel's programs and related infrastructure over the next 5 years in Greater China; risks related to YOFOTO spending much more than this minimum of $7M CDN; risk related to YOFOTO paying $4.5M CDN in milestone payments and sales royalties; risks related to YOFOTO being a lead order in any future private placements; risks that the Company's products may not perform as, or have the benefits, expected; risks that the Company's products may not be accepted and adopted by the public; the risk that the Company will not obtain CE mark clearance for its injector device; the risk that there will be delays enrolling clinical trial participants or commencing any clinical or research programs; the risk that the Company will receive negative results from the Company's clinical trials; the effects of government regulation on the Company's business; risks associated with the Company obtaining all necessary regulatory approvals for its various programs; risks associated with the Company's ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company's ability to raise additional capital; and other factors beyond the Company's control. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity or performance. Further, any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers should consult all of the information set forth herein and should also refer to the risk factor disclosure outlined in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2017 and other periodic reports filed from time-to-time with the Securities and Exchange Commission on Edgar at www.sec.gov and with the British Columbia Securities Commission on SEDAR at www.sedar.com.

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SOURCE RepliCel Life Sciences Inc.

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%CIK: 0001205059

For further information: Lee Buckler, CEO and President, 604-248-8693, info@replicel.com

CO: RepliCel Life Sciences Inc.

CNW 06:00e 15-OCT-18